787 Seventh Avenue New York, NY 10019-6099
Tel: 212 728 8000 Fax: 212 728 8111

May 1, 2018

VIA EDGAR CORRESPONDENCE

Mr. Keith Gregory

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	EnTrustPermal Alternative Core Fund (the “fund”), a series of Legg Mason Partners Equity Trust (the “Trust”)

Post-Effective Amendment No. 409 (the “Amendment”)

Securities Act File No. 33-43446

Investment Company Act File No. 811-06444

Dear Mr. Gregory:

The Trust filed the Amendment on February 23, 2018 pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”), with an effective date of May 1, 2018. On April 23, 2018, the undersigned filed on behalf of the Trust a CORRESP filing that responded to comments on the Amendment that Ms. Sally Samuel provided on April 10, 2018.

In a telephone conversation with the undersigned on April 26, 2018, you reiterated certain comments provided by Ms. Samuel on April 10, 2018, and requested further clarification with respect to the Trust’s responses to certain other comments. This letter responds to the comments you provided in our conversation on April 26, 2018, clarifies certain of the Trust’s responses to the April 10, 2018 comments and sets forth disclosure that has been revised in response to certain comments. Because the Trust filed the fund’s post-effective amendment pursuant to Rule 485(b) on April 26, 2018, the revised disclosure set forth below has been included in filings made for the fund pursuant to Rule 497 under the 1933 Act. For your convenience, the substance of your comments has been restated below. The Trust’s response to each comment is set out immediately under the restated comment. Please note that we have not independently verified information provided by the Trust. Capitalized terms have the meanings assigned in the Amendment unless otherwise defined in this letter.

General

Comment No. 1: You asked the Trust to respond to the comments in a letter filed on EDGAR.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    FRANKFURT     BRUSSELS    MILAN    ROME

in alliance with Dickson Minto W.S., London and Edinburgh

Response: As requested, we have filed this letter on behalf of the Trust, which includes any revised disclosure, on EDGAR as a CORRESP filing.

Prospectus

Subsidiary-Related Disclosure

Comment No. 2: In an appropriate location, please disclose the following items in the registration statement:

a)	If the same person is the investment manager and/or subadviser to both the fund and the fund’s wholly-owned subsidiary, Alternative Core Fund Ltd. (the “subsidiary”), disclose that the management and/or subadvisory agreements cover both the fund and the subsidiary.

b)	Disclose that the fund and the subsidiary comply with the provisions of the Investment Company Act of 1940 (the “1940 Act”) governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis.

c)	Disclose that the subsidiary complies with provisions relating to affiliated transactions and custody (Section 17).

Response: The Trust’s responses are provided below in the same order as the comments.

a)	The Trust has included disclosure under “Investment Management and Other Services” in the Statement of Additional Information (“SAI”) that the fund’s management and subadvisory agreements cover the management of the assets of the subsidiary.

b)	The following language has been added to “Investment Objective and Management Policies – Investment Objective and Principal Investment Strategies” in the SAI: “The fund’s subsidiary follows the fund’s compliance policies and the fund and its subsidiary comply with the provisions of Section 8 and Section 18 of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis. The subsidiary complies with provisions of the 1940 Act relating to affiliated transactions and custody (Section 17).”

c)	The Trust has included disclosure in the SAI that the subsidiary complies with Section 17 of the 1940 Act. See the language shown above.

Principal investment strategies

Comment No. 3: You asked the Trust to confirm whether the disclosure related to the fund’s investments in hedge funds has been removed.

Response: The Trust confirms that the disclosure related to investments in hedge funds has been removed.

Comment No. 4: You asked the Trust to consider changing the reference to “thematic asset allocation process” into plain English.

Response: The Trust has removed the references to “thematic” under the “Principal investment strategies” section in the Summary Prospectus as well as under “Selection process” in the Prospectus.

Comment No. 5: You asked the Trust to provide specific disclosure regarding the subsidiary’s investments.

Response: The Trust respectfully submits that there is disclosure related to the subsidiary’s investments and directs the staff’s attention to the following language in the fund’s Prospectus under “Important Information” (emphasis added):

The fund may seek to gain exposure to certain asset classes, such as ETFs that invest primarily in commodities or certain derivative instruments tied to commodities, through investments in its wholly-owned subsidiary, Alternative Core Fund Ltd., a Cayman Islands exempted company. The subsidiary may invest without limit in these investments. The subsidiary has the same investment manager and subadviser as the fund. The fund may invest up to 25% of its assets in the subsidiary.

Comment No. 6: You asked the Trust to remove the word “may” from the following sentence: “The fund will typically invest in multiple styles of hedge fund investing that may involve investment techniques and strategies that are different from the strategies used by typical mutual funds.” (emphasis added)

Response: The Trust has made the requested change.

Principal risks

Comment No. 7: You asked the Trust to provide specific disclosure regarding commodity investments since such investments are held by the subsidiary.

Response: The Trust respectfully submits that in addition to the disclosure noted above in response to Comment No. 5, the Prospectus contains disclosure about commodity-linked instruments, which has been revised to state that the fund may invest in commodity-linked instruments either directly or through the subsidiary.

More on the fund’s investment strategies, investments and risks

Comment No. 8: You reiterated the comment provided on April 10, 2018 that the Prospectus should distinguish the principal investment strategies, investments and risks from those considered non-principal, as set forth in IM Guidance Update 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure.

Response: The Trust acknowledges the staff’s comment and respectfully submits that the current disclosure is consistent with the requirements of Form N-1A. The fund’s principal investment strategies and risks are summarized in the summary section of the Prospectus and are described in full under “More on the fund’s investment strategies, investments and risks.” The Trust does not believe that breaking the section into two additional subsections would be useful to the investor when the principal strategies and risks are already summarized in the summary section of the Prospectus.

Comment No. 9: You asked the Trust to provide a specific example of how duration works, as follows: “If a bond has a duration of three years and interest rates increase by 1%, then the bond would decline in value by approximately 3%.”

Response: The Trust has added the following disclosure in the fund’s Prospectus to further clarify how maturity and duration work:

Maturity and duration

The fund may invest in securities of any maturity. The maturity of a fixed income security is a measure of the time remaining until the final payment on the security is due.

Effective duration seeks to measure the expected sensitivity of market price to changes in interest rates, taking into account the anticipated effects of particular features of a security (for example, some bonds can be prepaid by the issuer). The assumptions that are made about a security’s features and options when calculating effective duration may prove to be incorrect. As a result, investors should be aware that effective duration is not an exact measurement and may not reliably predict a security’s price sensitivity to changes in yield or interest rates.

Generally, the longer a fund’s effective duration, the more sensitive it will be to changes in interest rates. For example, if interest rates rise by 1%, a fund with a two year effective duration would expect the value of its portfolio to decrease by 2% and a fund with a ten year effective duration would expect the value of its portfolio to decrease by 10%, all other factors being equal.

The maturity of a security may be significantly longer than its effective duration. A security’s maturity may be more relevant than its effective duration in determining the security’s sensitivity to other factors such as changes in credit quality or in the yield premium that the market may establish for certain types of securities.

More on the fund’s investment strategies, investments and risks — More on risks of investing in the fund

Comment No. 10: You reiterated the comment provided on April 10, 2018 to confirm that to the extent the fund writes credit default swaps, the fund will cover the full notional amount of the swap, consistent with the staff’s position.

Response: The Trust confirms that to the extent the fund writes long credit default swaps, the fund will cover the full notional amount of the swap.

More on fund management — Additional information

Comment No. 11: You reiterated the comment provided on April 10, 2018 to remove the word “explicitly” from the following sentence: “Neither this Prospectus nor the SAI is intended to give rise to any contract rights or other rights in any shareholder, other than any rights conferred explicitly by federal or state securities laws that may not be waived.” (emphasis added) The staff takes the position that shareholders cannot waive any rights conferred by federal or state securities laws, either explicitly or implicitly. You noted that there is an expectation that the fund will make this change at the next available opportunity.

Response: The Trust acknowledges the staff’s comment. The Trust respectfully notes that this disclosure appears in all the Legg Mason Funds’ prospectuses and confirms its understanding that the Legg Mason Funds will consider revising the disclosure as requested by the staff.

SAI

Management

Comment No. 12: You reiterated the comment provided on April 10, 2018 that the fund should disclose the dollar amount of subadvisory fees paid for the last three fiscal years in addition to the subadvisory fee rates, as the staff takes the position that Item 19(a)(3) of Form N-1A requires disclosure of the dollar amount of subadvisory fees.

Response: The Trust acknowledges the staff’s comment and respectfully submits that the current disclosure is consistent with the requirements of Form N-1A. Item 19(a)(3) requires disclosure of “the total dollar amounts that the fund paid to the adviser (aggregated with amounts paid to affiliated advisers, if any)” (emphasis added). The SAI makes clear that the fund pays the manager and the manager pays the affiliated subadvisers out of its management fees. The fund does not pay the subadvisers. The Trust respectfully notes that the subadvisory fee rates are disclosed.

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If you have any questions regarding these responses, please do not hesitate to contact me at (212) 728-8558.

Very truly yours,

/s/ Dianne E. O’Donnell
Dianne E. O’Donnell

Cc:	Rosemary D. Emmens, Esq., Legg Mason & Co., LLC

Tara Gormel, Esq., Legg Mason & Co., LLC

Benjamin J. Haskin, Esq., Willkie Farr & Gallagher LLP

Neesa P. Sood, Esq., Willkie Farr & Gallagher LLP

Juliet M. Han, Esq., Willkie Farr & Gallagher LLP